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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1. Press Release of the Registrant dated April 28, 2006

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                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
[LOGO OF IUSACELL]                                       Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

TRANSCRIPTION OF THE REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, April 18, 2006

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Grupo Iusacell, S.A. de C.V.
(Subsidiary of Movil Access, S.A. de C.V.)
Mexico City, Mexico

We have audited the consolidated balance sheets of Grupo Iusacell, S.A. de C.V. and subsidiaries (the Company), as of December 31, 2005 and 2004, and the related consolidated statements of income (loss), changes in stockholders' equity (deficit) and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The consolidated financial statements for the year ended December 31, 2003, presented for comparison purposes only, were audited by other independent accountants, whose report dated March 26, 2004, and for certain information April 19, 2004, expressed an unqualified opinion on those statements, and included explanatory paragraphs describing the following matters: 1) the Company adopted, in 2003, Statement C-8, "Intangible Assets", issued by the Mexican Institute of Public Accountants, with the effects described in Note 4n. to the consolidated financial statements; 2) the Company and Grupo Iusacell Celular, S.A. de C.V., its main subsidiary, incurred in certain events of default related to its debt originally issued at long-term, which entitled creditors with the right to claim, request or demand the immediate payment of the principal and interest; also, a group of holders of certain long-term debt of the main subsidiary filed a lawsuit in a New York Court against such subsidiary for the immediate payment of indebtedness under such debt. Under these circumstances, the Company reclassified its debt, originally issued at long-term, as short-term liabilities, and as a result, current liabilities exceeded current assets by Ps.10,643.9 million (constant Mexican pesos of December 31, 2005); 3) the Company reported accumulated losses representing more than two thirds of its capital stock, which, in accordance with Mexican law is a cause of dissolution, and may be among the assumptions provided by the Concurso Mercantil Law in Mexico and; 4) the circumstances described in numerals 2) and 3) above, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements did not include any adjustments related to the recoverability and classification of the amounts recorded as assets, and the amounts and classification of liabilities, deemed necessary in the event the Company could not continue operating as a going concern.

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We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and have been prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     a) As more fully discussed in Notes 2 and 11 to the accompanying consolidated financial statements, the Company has incurred in events of default under the agreements and/or instruments governing the obligations which conform the Company's debt. Such events relate, mainly, to the failure in the payment of the principal and the corresponding interest, to technical defaults and noncompliance of financial ratios, and to the change of control of the Company that occurred when the former shareholders, Verizon Communications, Inc. (Verizon) and Vodafone Group Plc. (Vodafone), sold their majority equity position to Movil Access, S.A. de C.V., as well as other defaults detailed in such notes. These defaults entitled the creditors of most of the Company's debt to demand the acceleration of principal payments and the corresponding accessories, in accordance with the executed agreements. As a result of the above, and in conformity with accounting principles generally accepted in Mexico, long-term debt, as described in Note 11 to the consolidated financial statements, has been classified as short-term and, consequently, as of December 31, 2005 and 2004, current liabilities exceeded current assets by Ps.11,282.1 million and Ps.11,437.2 million, respectively. On January 14, 2004, a group of holders of the Secured Senior Notes Due 2004, issued by the Company's main subsidiary, filed a lawsuit in a New York Court against that subsidiary, for the immediate payment of principal and interest; the lawsuit includes other aspects also described in Notes 2 and 11 to the consolidated financial statements. Also, as indicated in the above mentioned notes, on April 29, 2005, Grupo Iusacell, S.A. de C.V. received a notification from The Bank of New York, acting as trustee under the act governing the Senior Notes due 2006, notifying that the noteholders chose to accelerate the payment of the notes.

     b) The Company has incurred in losses during recent years, which accumulated as of December 31, 2005 and 2004, have originated the total loss of the Company's capital stock, and a deficit in its stockholders' equity at those dates. The loss of capital stock, in accordance with Mexican General Corporate Law, is cause of a possible dissolution of the Company; furthermore, the Company is under the assumptions which would allow any creditor or the Company itself, to request a reorganization proceeding under the Concurso Mercantil Law in Mexico.

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          These circumstances, in addition to the description in paragraph a)
          above, raise substantial doubt about the Company's ability to continue as a going concern, which will depend, among other factors, on the restructuring of its debt and/or, as the case may be, on obtaining or generating the additional resources necessary to meet/serve its obligations and to cover its operating needs. The accompanying consolidated financial statements, due to the reasons described in
          Note 4a. to such financial statements, have been prepared considering that the Company will continue as a going concern and, in consequence, do not include any adjustments related to the recoverability and classification of the amounts recorded as assets, and the amounts and classification of liabilities, which might be deemed necessary in the event the Company were to enter into a liquidation process.

          Note 21b. to the consolidated financial statements discloses the agreements reached by Grupo Iusacell, S.A. de C.V. and its subsidiaries, with their creditors, which reflect the advances through this date in the process to accomplish their debt restructuring.

     c) As described in Note 4j. to the accompanying consolidated financial statements, beginning January 1, 2005, the Company changed its accounting policy for the recognition of the cost of cellular phones and other expenses related to revenue from contracts of cellular telephony services; a change in which we concur. For the reasons mentioned in such Note, it was impractical for the Company to determine the effects of this change related to prior years' transactions.

          Also, as described in Note 4m., the Company adopted in 2005, with the effects indicated in such Note, Statement B-7, "Business Acquisitions", issued by the Mexican Institute of Public Accountants, in connection with goodwill.

     d) In accordance with Note 4o. to the consolidated financial statements, beginning in 2004, the Company adopted Statement C-15, "Impairment of the Value of Long-Lived Assets and Disposal", issued by the Mexican Institute of Public Accountants, in order to value such assets.

     In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S.A. de C.V. and subsidiaries, as of December 31, 2005 and 2004, and the consolidated results of its operations, changes in its consolidated stockholders' equity (deficit), and changes in its consolidated financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

                                                Despacho Freyssinier Morin, S.C.

                                                 CPC Jorge E. Santibanez Fajardo
                                                             Partner

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                GRUPO IUSACELL, S.A. DE C.V.

Date: April 28, 2006

                                                        /s/ Fernando Cabrera
                                                        ------------------------
                                                Name:   Fernando Cabrera
                                                Title:  Attorney in fact

                                                        /s/ Jose Luis Riera
                                                        ------------------------
                                                Name:   Jose Luis Riera
                                                Title:  Attorney in fact

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